UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Comprehensive Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

20466X102
(CUSIP Number)

Fred S. Skolnik, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue, East Meadow, NY 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005
(Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20466X102
1.	NAME OF REPORTING PERSONS Comprehensive Associates LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-3189219

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES	7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER 5,671,428
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 5,671,428
		___________________________

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,671,428

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 20466X102

1.	NAME OF REPORTING PERSONS The Nybor Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-3095214

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES	7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER 5,671,428
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 5,671,428
		___________________________

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,671,428

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 20466X102

1.	NAME OF REPORTING PERSONS Robyn Schreiber I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH	8.	SHARED VOTING POWER 5,671,428
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 5,671,428
		___________________________

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,671,428

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER.

The Reporting Persons are making this statement in reference to shares of common stock, par value $.10 per share (the “Common Stock”), of Comprehensive Healthcare Solutions, Inc., a Delaware corporation (“Comprehensive Healthcare” or the “Issuer”). The address of Comprehensive Healthcare’s principal executive offices is 45 Ludlow Street, Suite 602, Yonkers, New York 10705.

ITEM 2.	IDENTITY AND BACKGROUND.

The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

(a) Names:
Comprehensive Associates LLC (“Comprehensive Associates”)
The Nybor Group, Inc. (“Nybor”)
Robyn Schreiber

(b)	Residence or business address:

64 Shelter Lane
Roslyn, New York 11577

(c) Comprehensive Associates is a limited liability company established for the sole purpose of investing in the Issuer. Nybor is the managing member of Comprehensive Associates and is a company primarily engaged in the business of consulting and investing. Robyn Schreiber is the sole shareholder and President of Nybor.

(d)  None of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

On or about September 2, 1999, seven individuals (including Warren Schreiber) and three brokerage firms were indicted in the United States District Court - Southern District of New York on various counts relating to securities. On September 8, 2000, Mr. Schreiber pled guilty to eight counts of securities fraud as well as conspiracy to commit securities fraud, mail fraud and wire fraud and make false statements in public offerings. Mr. Schreiber served his sentence in a federal camp from April 2001 until August 2004. Mr. Schreiber is Robyn Schreiber’s husband and he assisted in the negotiations of the transaction between Comprehensive Healthcare and Comprehensive Associates.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Comprehensive Associates was organized under the laws of the State of New York. Nybor was organized under the laws of the State of New York. Robyn Schreiber is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Nybor and The Robyn Schreiber Irrevocable Trust contributed an aggregate of $235,000 to Comprehensive Associates for the purpose of acquiring the securities described in Item 4 hereof.

ITEM 4.	PURPOSE OF TRANSACTION.

On August 19, 2005, Comprehensive Associates purchased convertible debentures of Comprehensive Healthcare in the principal amounts of $35,000 and $200,000, respectively. The convertible debentures mature on January 30, 2006 and December 31, 2006, respectively, and bear interest at the rate of 6% per annum. The principal amounts of, and accrued interest on, the convertible debentures are convertible into shares of Common Stock of the Issuer at a conversion price of $.35 per share, subject to adjustment as provided for in the convertible debentures.

In addition, on August 19, 2005, pursuant to a consulting agreement entered into with Comprehensive Healthcare, Comprehensive Associates was granted immediately exercisable five year warrants for the purchase of an aggregate of 5,000,000 shares of Common Stock. The warrants are exercisable at the following prices per share: (i) 500,000 at $.35 per share, (ii) 500,000 at $.40 per share, (iii) 2,000,000 at $.50 per share, (iv) 1,000,000 at $.60 per share and (v) 1,000,000 at $.70 per share, all subject to adjustment as provided for in the warrants.

The Issuer has agreed to register the resale of the shares underlying the convertible debentures and warrants.

Subject to and depending upon prevailing market conditions, the Reporting Persons may choose to convert the convertible debentures into shares of Common Stock, and/or exercise the warrants and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

Depending upon prevailing market conditions, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, the Reporting Persons are the beneficial owners of 5,671,428 shares of Common Stock (or approximately 28.5% of the outstanding Common Stock). Such share figure represents the 671,428 shares of Common Stock issuable upon conversion of the currently outstanding aggregate principal amount of the convertible debentures and the 5,000,000 shares of Common Stock purchasable upon exercise of the warrants. The percentage was computed based on the 16,055,470 shares of Common Stock outstanding as of July 14, 2005 pursuant to Comprehensive Healthcare’s Quarterly Report on Form 10-Q filed by Comprehensive Healthcare for the period ended May 30, 2005, less the 1,800,000 shares cancelled as indicated in Comprehensive Healthcare’s Form 8-K for an event dated August 19, 2005.

Except as described in Item 4, the Reporting Persons did not effect any transaction in the securities of the Issuer during the past 60 days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. See Item 4 hereof.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

(1)	Agreement among the Reporting Persons.

(2)	Convertible Debenture of Comprehensive Healthcare, dated August 19, 2005, made payable to Comprehensive Associates in the original principal amount of $200,000.

(3)	Convertible Debenture of Comprehensive Healthcare, dated August 19, 2005, made payable to Comprehensive Associates in the original principal amount of $35,000.

(4)	Warrant, dated August 19, 2005, issued to Comprehensive Associates for the purchase of 500,000 shares of Common Stock of Comprehensive Healthcare.

(5)	Warrant, dated August 19, 2005, issued to Comprehensive Associates for the purchase of 500,000 shares of Common Stock of Comprehensive Healthcare.

(6)	Warrant, dated August 19, 2005, issued to Comprehensive Associates for the purchase of 2,000,000 shares of Common Stock of Comprehensive Healthcare.

(7)	Warrant, dated August 19, 2005, issued to Comprehensive Associates for the purchase of 1,000,000 shares of Common Stock of Comprehensive Healthcare.

(8)	Warrant, dated August 19, 2005, issued to Comprehensive Associates for the purchase of 1,000,000 shares of Common Stock of Comprehensive Healthcare.

(9)	Registration Rights Agreement between Comprehensive Healthcare and Comprehensive Associates, dated August 19, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2005

COMPREHENSIVE ASSOCIATES LLC

By: The Nybor Group, Inc., Managing Member

By: /s/  Robyn Schreiber
   Robyn Schreiber, President

THE NYBOR GROUP, INC.

By: /s/  Robyn Schreiber
Robyn Schreiber, President

/s/  Robyn Schreiber
Robyn Schreiber